March 13, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Emily Rowland, Division of Investment Management
Matthew Williams, Branch Chief, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland and Mr. Williams:

We are in receipt of your supplemental telephonic comment regarding the registration statement on Form N-1A (the "Registration Statement") for the Trust with respect to VanEck Natural Resources ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2023. We note that on March 7, 2023, we submitted responses to the initial telephonic comments received on February 13, 2024. The Trust has considered your additional comment and has authorized us to make the response discussed below on its behalf.

PROSPECTUS

Comment 1.	Please consider revising the Fund’s 80% test so that the Fund invests at least 80% of its assets in the type of investment suggested by its name.

The position of the Staff' of the SEC is that the Fund’s current 80% test is not compliant with the current Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”) in light of the revenue tests included in the MarketVector Global Natural Resources Index (the “Index”) rule book, which allow for (i) current Index constituents to remain in the Index if they generate at least 25% of their revenues from natural resources activities and (ii) certain companies that have the potential to generate 50% of their revenues from natural resources activities to be eligible for inclusion in the Index.

Response 1.
We respectfully acknowledge your comment; however, we continue to believe the Fund currently complies with the Names Rule. The Fund’s Index is currently comprised of Natural Resources Companies (as defined in the Prospectus). As such, given that the Fund normally invests at least 80% of its assets in securities that comprise the benchmark index, the Fund will normally invest at least 80% of its total assets in the type of investment suggested by its name.

We note that Section 35(d) of the 1940 Act and the Names Rule do not provide a standard for defining a company as a member of an industry or sector used in a fund’s name. Rather, as noted in Footnote 43 to the adopting release of Rule 35d-1 (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” We respectfully believe that the current definition of the term “Natural Resources Companies” is reasonable and reflects the type of investment suggested by the Fund's name.

In addition, we note that while a company must generate at least 50% of its revenue from natural resources activities or, in certain instances, have mining projects with the potential to generate at least 50% of their revenue from natural resources when developed, for initial inclusion in the Index, MarketVector™ Indexes GmbH (the “Index Provider”) employs a buffer rule to reduce potential portfolio turnover such that a current Index constituent will remain in the Index if it generates at least 25% of its revenue from natural resources activities.

We note that none of Section 35(d) of the 1940 Act, the Names Rule, the Adopting Release, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) requires a fund to invest in securities of a company that has at least 50% of its assets in or derives at least 50% of its revenues from a particular industry suggested by the fund’s name. In addition, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with the Names Rule, a fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Since none of Section 35(d) of the 1940 Act, the Names Rule, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we continue to believe the 25% threshold and the inclusion of companies that have the potential to generate 50% of their revenues from natural resources activities are appropriate for Index constituents.

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If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation